SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

CODE OF ETHICS
AND
BUSINESS CONDUCT

November 2002

INTRODUCTION

Gildan is committed to maintaining high ethical standards in all operations and business practices. As employees, our conduct affects the integrity and credibility of the Company as a whole. This includes our conduct with fellow employees, customers, suppliers, and all others with whom we do business.

In most situations, your personal values and honesty will guide you in making the right decision. However, there may be times when the right course of action is not immediately apparent, or there may be problems that arise due to conflicting loyalties to other employees, managers, customers, suppliers, our families, or our communities.

To guide you in making decisions, we have adopted a Code of Ethics and a Code of Business Conduct. The Gildan Code of Ethics is intended to set out the standards and expectations of conduct by Gildan employees with regards to integrity, ethical conduct, confidentiality and conflicts of interests. The Gildan Code of Business Conduct on the back of the booklet defines Gildan’s values and acts as a framework in guiding our operations and business practices.

The content and application of these codes fall under the mandate of the Executive Management Committee. The standards and expectations outlined in the codes are not exhaustive and should be interpreted together with other Gildan policies and practices, as well as common sense standards of conduct and individual conscience.

Glenn J. Chamandy
President and Chief Executive Officer

ETHICS AND INTEGRITY

Ethical behavior cannot be fully described in a policy manual or code. However, as a guide for making decisions, ask yourself, “Would I feel morally uncomfortable if the full details of my action or non-action were known to my immediate supervisor, my co-workers, my department staff, my friends, my family, the public, or Gildan’s customers, suppliers, or shareholders?"

Behaving with integrity means that we will do what we say we will do, not making promises we do not intend to keep, or cannot be reasonably sure we can keep. This includes doing our best to comply with the standards of conduct set out in this Employee Code of Ethics, and helping others to keep Gildan’s commitment to do business in an honest and ethical manner.

The rules of conduct in this Code of Ethics are not exhaustive; they complete the policies, procedures and other rules of Gildan concerning employee behavior.

APPLICATION OF THE CODE OF ETHICS

This Code of Ethics applies to all the directors, officers and employees of Gildan. In this Code of Ethics, the words "Gildan" or "Company" mean Gildan Activewear Inc., its subsidiaries and affiliated companies.

You must conform to written instructions or recommendations provided to you by the Company with regards to conflicts of interests. Any waivers of this Code of Ethics for directors and executive officers may be made only by the Board of Directors of Gildan, and will be publicly disclosed in accordance with applicable law or stock exchange regulation.

For the sake of conciseness, wherever the forms “he/him” and “his” appear in this Code of Ethics, they are to be understood in the generic sense that includes “she” and its related forms.

PRINCIPLES

To ensure that high standards of ethics and integrity are maintained, all employees must adhere to the following principles. Gildan employees:

1–	Will obey all applicable national and local laws, rules, regulations and Company policies and procedures.

2–	Are open and honest in their business dealings and treat others with dignity, respect and fairness.

3–	Will not engage in an activity that places anyone’s health or safety in danger.

4–	Will not verbally, physically, or sexually harass others.

5–	Will not discriminate against individuals because of age, race, ancestry, color, religion, sex and sexual orientation, or for any other reasons prohibited by human rights legislation.

6–	Will respect the privacy of information belonging to customers, suppliers, shareholders, fellow employees and anyone with whom they do business.

7–	Will not use or disclose confidential information without proper authorization.

8–	Will not take advantage of their position for the purpose of personal gain from information acquired through their employment.

9–

Will not have a direct or indirect interest in a customer, supplier, contractor or other entity doing business with Gildan without disclosing that interest and obtaining approval in accordance with the provisions of the Code of Ethics.

10–

Will not accept a gift, entertainment, or other gratuity from any potential or current supplier of goods or services to Gildan, except those gifts that are clearly appropriate and are allowed by customary business practice with regards to his position.

GENERAL AWARENESS OF LAWS, RULES, REGULATIONS AND COMPANY POLICIES AND PROCEDURES

Gildan’s operations shall be conducted, at all times, in accordance with the laws, rules and regulations applicable to Gildan both in Canada as well as in all the countries in which Gildan operates.

You are expected to comply with all applicable laws, rules and regulations that apply to Gildan’s business, including Company policies and procedures. You are also expected not to take action which would cause the violation of the law. You must not allow, facilitate or participate directly or indirectly in fraudulent or illegal operations. Although you are not expected to be an expert in such laws, you are expected to be generally aware of the laws, rules, regulations, and Company policies and procedures that govern your division, department, or area of responsibility.

An employee who is also a member of a professional corporation must also abide by the rules of conduct applicable to his profession. In all cases, the employee is responsible to learn or be aware of the rules of conduct governing his conduct.

CONFIDENTIALITY

In this Code of Ethics, the expression “confidential information” means information concerning the Company which is not known by the public, and includes all information related to strategies, plans, financial information, production, marketing, know how, processes, formulas, researches or developments and names of or lists of employees, customers and suppliers, in whatever form (whether oral, written, machine readable or otherwise), and information received by the Company from any third person (such as customers, suppliers and shareholders) to whom the Company owes a duty of confidence.

As employees of Gildan, we have the obligation to respect and preserve confidential information entrusted to us which relates to Gildan as well as Gildan employees, customers, suppliers and shareholders, unless disclosure is required by law or the decision of a tribunal.

You must not disclose to other persons who do not need to know (this includes fellow employees), personal information which you have learned in the context of your duties, unless disclosure is required by law or the decision of a tribunal.

You must take all necessary measures to respect and preserve confidential information entrusted to you by notably:
—	not leaving unattended or in plain sight the documents or files containing confidential or personal information;
—	not leaving unattended confidential information displayed on computer screens;
—	not discussing publicly the business of Gildan; and
—	taking all necessary measures to dispose of documents containing confidential information or personal information (shredding, archiving, etc.).

Your obligation to preserve confidential information continues ever after employment ends.

INTEGRITY OF RECORDS

Accurately and reliably prepared records are of critical importance in meeting Gildan’s legal, financial and management obligations. You must ensure the correctness, appropriateness, and accuracy of all internal and external records, reports, and correspondence, including travel expense claims. This includes the obligation not to omit to report any data affecting the accuracy of records, reports and correspondence.

Do not disclose or use any confidential information about the Company, other employees, customers or suppliers for personal gain. All operational and financial information, statements, reports, correspondence, and memos relating to Gildan’s activities must be used with discretion and must remain strictly for internal use.

If you are aware of an error, an omission, a mistake or a falsification of the books, records, financial statements or other documents of Gildan, you must report same to your supervisor without delay. See Reporting of Concerns.

Business records and communications often become public, and you should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies.

PROTECTION OF COMPANY ASSETS OR FACILITIES

We are all responsible for safeguarding the Company’s assets and ensuring their efficient and appropriate use. Supplies and equipment purchased by Gildan are intended to be used for business purposes only. You are responsible for funds over which you have control. You are also responsible for the safeguard of the equipment, cash, cheques, credit cards and telephone calling cards. It is forbidden to appropriate or attempt to appropriate Gildan’s assets. Benefits to employees resulting from Gildan’s business or assets are the property of Gildan, unless Gildan otherwise agrees. In all instances, you have the obligation to inform your supervisor of such benefit. Your supervisor will communicate to you the Company’s position on such benefits.

Expenses incurred in the name of Gildan by an employee must be justifiable and reasonable. These expenses can only be incurred in the context of business activities.

RELATIONS WITH FELLOW EMPLOYEES

We are all responsible for creating and sustaining a pleasant and productive working environment and ensuring a safe and healthy workplace. We recognize and respect the differences and diversity of individuals, and will treat all fellow employees with respect and dignity. This is why you are expected to act in a way where you will not discriminate, harass, or demean others.

RELATIONS WITH CUSTOMERS

When dealing with customers and others, we rely on the value and quality of our products and services and the competence of our employees for our competitive advantage. This is why you are expected to act with integrity, diligence and competence based on principles of honesty, respect and mutual trust.

We rely on appropriate business practices. For example, we will not refuse to sell products because the customer also buys from our competitors. Nor will we offer our customers rewards or benefits that are illegal, offensive or inappropriate.

We will not make false or unsubstantiated representations about the quality or value of our products and services.

We will not disclose the confidential information of our customers and will prevent it from being communicated to their competitors or others who might use it to their own advantage.

Do not attempt to influence the decisions of those we do or want to do business with by offering them expensive gifts, entertainment, or other gratuities, except those gifts that are clearly appropriate and allowed by customary business practice. If there is any doubt about the appropriateness of a gift, entertainment, or gratuity, discuss it with your supervisor.

RELATIONS WITH SUPPLIERS

You are expected to be honest and fair in all business interactions with suppliers—our relations with suppliers are critical to the success of Gildan. The choice of suppliers of goods and services is based on the criteria of quality, price, reputation, and usefulness and value to Gildan. Employees who deal with suppliers of Gildan must ensure that suppliers will keep confidential the confidential information provided to them.

Do not accept expensive gifts, entertainment, or other gratuities from any current or potential supplier of goods and services, except those gifts that are clearly appropriate and are allowed by customary business practices with regards to your position. If there is any doubt about the appropriateness of a gift, entertainment, or gratuity, discuss it with your supervisor.

RELATIONS WITH COMPETITORS

Gildan competes actively within its marketplace in an ethical and legitimate manner. Gildan and its employees do not associate or participate in illegal competitive practices, nor do they disparage the Company’s competitors and their products. Comparisons with our competitors must be fair and factually based on aspects such as price and performance.

RELATIONS WITH SHAREHOLDERS AND THE MEDIA

Any communication with the media relating to our financial statements or operating results, as well as any contacts from analysts, investors, shareholders or others must be referred to the Chief Financial Officer of Gildan Activewear Inc. We will ensure the full, fair, accurate, timely and understandable disclosure of material information in reports that we file with, or submit to the securities commission of Canada and the United States and to the stock exchanges where our securities are listed, or that we make in other public communications. Any communication with the media, other than those relating to our financial statements or operating results, must be made with the prior approval of the Department of Public Affairs of Gildan Activewear Inc.

In addition to the foregoing, you must abide by the provisions of the Communications Policy of the Company.

INSIDERS AND MATERIAL INSIDE INFORMATION

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

The disclosure of material inside information concerning the business of Gildan shall be made in conformity with applicable legal requirements. Such disclosure requires the authorization of the Chief Financial Officer and the General Counsel of the Company. In addition to the foregoing, you must abide by the provisions of the Insider Trading Policy of the Company.

For your information, the term “material inside information”, means any confidential information that might have an effect on an investor’s decision to buy, sell or hold an issuer’s securities or which could reasonably be expected to affect the value or price of the securities. Examples of material inside information include the knowledge of:

o	Financing transactions;
o	Important changes in the management of the Company; and
o	Important changes in the business of Gildan such as the acquisition of a business, or relating to its customers or suppliers.

INTELLECTUAL PROPERTY

Any invention, discovery, improvement work product, trade secret and other technological development made by an employee of Gildan during his employment with Gildan related directly or indirectly to the business of Gildan, remains the property of Gildan.

POLITICAL CONTRIBUTIONS

You are not authorized to make political donations in the name of Gildan unless you are expressly authorized thereto by the Chairman and Chief Executive Officer or the President and Chief Operating Officer.

The preceding paragraph does not mean that you are precluded from participating or personally contributing to political activities. You should ensure, however, that you are not perceived as acting in the name of Gildan.

CONFLICTS OF INTEREST

A conflict of interest occurs when your private interests or those of a related party directly or indirectly interfere with the interests of the Company, or where you are put in a position where expectations are created by yourself or outside parties that influence how decisions are made or make it difficult for you to perform your work for the Company objectively and effectively. A conflict of interest includes situations likely or reasonably likely to affect your loyalty or judgment with Gildan. Some of these issues have already been discussed in the previous sections on relations with customers and relations with suppliers. A conflict of interest can apply to you or persons related to you. Without limiting the generality of the foregoing, a “person related to you” or a “related party” means (i) members of your family such as your spouse or partner, your children or your children’s spouse or partner, (ii) a partnership of which you are a partner, (iii) an entity controlled by you or a member of your family, and also includes any entity of which you hold, or a member of your family holds 10% of the stock or more. Depending on the circumstances, a conflict of interest can also apply to you or one of your friends.

You must take necessary steps to avoid actual, apprehended or eventual conflicts of interests. A conflict of interest is apprehended in the instance where, even though no actual conflict exists, circumstances could lead someone to believe there is a conflict of interest. Apprehended conflicts of interest can be as damaging as an actual conflict of interest.

You are therefore precluded from:
(i)

disclosing or using confidential information or personal information in order to get an advantage for you or a person related to you. This obligation survives the termination of your employment with Gildan;

(ii)	benefiting from a situation, confidential information or the authority conferred from your position at Gildan to obtain undue advantages for yourself or a person related to you;
(iii)	influencing or attempting to influence negotiations or transactions of Gildan in order to obtain an advantage for yourself or a person related to you;
(iv)	privileging or favoring certain customers or suppliers (provided, however, that nothing in this Code gives a customer or supplier any rights other than those provided by law);
(v)

having an ownership interest in a business which is a supplier of products or services to Gildan, which is a customer of Gildan or which offers products or services in competition with those offered by Gildan; and

(vi)	performing work, for your personal benefit or that of a third party, during work hours.

DISCLOSING A CONFLICT OF INTERESTS

You have the obligation to disclose to your supervisor and Vice-President/ General Manager of your business unit of any situation arising in relation with actual, apprehended or eventual conflicts of interests.

Concerned employees must fill out the form “Declaration of Conflict of Interests” attached hereto as Schedule B. You have the obligation to update and re-submit the form if new facts relating to conflicts of interests arise.

FAMILY AND PERSONAL RELATIONSHIPS

You must disclose any professional relationship with a relative, a spouse / partner or a friend, which could be viewed as influencing your ability to decide or act in the best interests of Gildan. You should keep in mind that mixing business with personal relationships may be perceived by competitors, suppliers, colleagues or customers as being a conflict of interests.

In order to avoid conflicts of interests, you need to disclose to your supervisor and Vice-President/General Manager of your business unit the following situations:
o	If a member of your family or a personal friend works for a supplier, a customer or a competitor; and
o	If a member of your family or a personal friend is an officer or an important shareholder of a competitor.

RESPONSIBILITY OF OFFICERS AND MANAGERS

Officers as well as managers of Gildan are first in line with regards to the reputation of integrity and honesty of Gildan. They must respect and abide by the provisions of the Code of Ethics. In particular they should:

o	Show example by abiding by the provisions of the Code of Ethics in all circumstances;
o	Ensure that all employees under their direction have a copy of the Code of Ethics, that they understand same and abide by the provisions of the Code of Ethics;
o	Create an environment which sustains ethical behavior and which allows for a pleasant and productive environment and ensures a safe and healthy workplace;
o

Immediately discuss with the concerned individual(s) any violation, real or apprehended, in order to clarify the situation; o Take appropriate disciplinary measures for any situation where violation of the Code of Ethics has been confirmed. Officers and managers must consult with the applicable department of human resources when in doubt about what constitutes an appropriate disciplinary measure, or in case of a serious violation of the Code of Ethics; and

o	Preserve the confidentiality of the information obtained from discussions between an employee and a supervisor on occurrences of violation of the provisions of the Code of Ethics by other employees.

RESPONSIBILITY OF EMPLOYEES

As an employee, you are responsible for making sure that your words and actions live up to the Code of Ethics and Code of Business Conduct. If you have doubts about the ethical implications of any proposed action, or knowledge of illegal or fraudulent acts or if you have knowledge of circumstances, facts, actions or omissions which could harm the interests of Gildan or its reputation of integrity, or of any violation of this Code, you have the obligation to inform your supervisor of same (See Reporting of Concerns).

Mutual trust encourages the flow of information that Gildan needs to make the right decisions and to take appropriate actions. You are responsible for fostering a climate of trust and openness, and for being honest and forthright in your communications with others within Gildan. To do otherwise would lead to a climate of distrust, which would seriously impair our ability to operate efficiently and with integrity.

You must not make statements which could discredit the quality of the products or services of Gildan or to otherwise tarnish the image or reputation of Gildan. You should avoid participating directly or indirectly in activities which could prejudice the interests, the image or the reputation of Gildan.

You are responsible for your actions. At no time shall you be forced to commit an illegal action or an action which is contrary to ethical behavior.

COMPLIANCE AND DISCIPLINARY MEASURES

You are expected to read, understand and adhere to the Code of Ethics. You have the obligation to conform yourself to the Code of Ethics as well as to the policies and procedures of Gildan. Any employee whose actions contravene the Code of Ethics or the policies or procedures of Gildan may be subject to disciplinary action, up to and including termination.

In all cases where a collective agreement is applicable, disciplinary actions will be administered in accordance with the provisions of the agreement.

REPORTING OF CONCERNS

We must all work to ensure prompt and consistent action against violations of this Code of Ethics. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:
o	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

o

Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

o	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
o

Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

o

Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where the issue still exists after discussion with your supervisor, you are encouraged to discuss the issue with the Vice-President/General Manager of your business unit. If that also is not appropriate, you should discuss the issue with the Vice-President, Human Resources, the General Counsel, or with a member of the Executive Management Committee or the Chairman or the President of Gildan Activewear Inc.

o

You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

o	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

In addition to the foregoing, you should also refer to the Reporting Employee Concerns of Questionable Acts Policy of the Company.

REQUESTS FOR INFORMATION

Any requests for information pertaining to the application or interpretation of this Code of Ethics should be directed to the Vice-President, Human Resources of Gildan Activewear Inc.

GILDAN’S CODE OF BUSINESS CONDUCT

Gildan is committed to the highest possible ethical standards in all its operations and business practices. Gildan:

1–	Is a responsible corporate citizen and member of the communities in which we operate.

2–	Complies with all national and local laws, rules and regulations.

3–	Treats all individuals with dignity, respect and fairness.

4–	Relies on the value and quality of our products and services, and the competence of our staff for our competitive advantage.

5–	Operates in a way that minimizes health and safety risks to our employees, customers or the public.

6–	Minimizes the impact of our operations on the natural environment.

7–	Maintains open and honest communications with employees.

8–	Deals honestly, fairly, and in good faith with customers, suppliers and others with whom we have business dealings.

9–	Respects the privacy of information belonging to customers, suppliers, shareholders, fellow employees, and all others with whom we do business.

10–	Treats competitors with fairness.

GILDAN CODE OF ETHICS

SCHEDULE “A”

CERTIFICATE OF COMPLIANCE

Once you have read the Gildan Code of Ethics, please sign below and return it to the Human Resources Department of your Branch.

I acknowledge that I have read and that I understand the Code of Ethics. I undertake to comply with the provisions of the Code of Ethics, and to confirm, upon request, compliance thereto or to any new version thereof. I understand that Gildan may, at any time, add, change or rescind the Code of Ethics or any policy or practice at its own discretion, provided I am advised of such change.

I also acknowledge that I have received the Form relating to the Declaration of Conflicts of Interests and certify that I have no conflicts of interests other than those disclosed in said Form.

Date

Name of Employee (please print)

Signature of Employee

Branch

Note to Human Resources Department: Please file this form in the personal file of the employee

GILDAN CODE OF ETHICS

SCHEDULE “B”

DECLARATION OF CONFLICTS OF INTERESTS

The disclosure of real, apparent or eventual conflicts of interests is an important matter. Please refer to the section entitled “Conflicts of Interests” of the Code of Ethics. You should discuss with your immediate supervisor any ambiguous situations in order to be informed of the position of Gildan in this respect. Any new conflicts of interests or any changes to disclosed conflicts of interests should be disclosed in writing upon their occurrence.

1.
In addition to my present employment with Gildan, I am engaged, as an employee, consultant or otherwise for a competitor, a supplier or a customer of goods or services to Gildan Activewear Inc., its subsidiaries and affiliated companies (please explain):

2.	I directly or indirectly own securities or an interest in a company, or I have business relationships which are likely to be in conflict with the best interests of Gildan Activewear Inc., its subsidiaries and affiliated companies (please explain):

3.	I have personal family or other relationships that are in conflict or are likely to be in conflict with the best interests of Gildan Activewear Inc., its subsidiaries and affiliated companies (please explain):

4.	Other situations (please explain):

Date:	Date:

Name of Employee (please print) :	Name of immediate supervisor (please print):

Signature of Employee:	Signature of immediate supervisor:

Branch:	Branch:

Note to the immediate supervisor: Please deliver this form duly signed to the Human Resources Department of yourBranch. This form will be filed in the personal file of the employee.

GILDAN CODE OF ETHICS

SCHEDULE “C”

CONFIDENTIALITY AGREEMENT AND
 ASSIGNMENT OF INTELLECTUAL PROPERTY RIGHTS

This Confidentiality Agreement is made in connection with my employment by Gildan Activewear Inc. or any subsidiaries or affiliate thereof (hereinafter collectively referred to as the “Company”) and to the duties performed by the undersigned with the Company, for which I am paid. I agree as follows:

1) I certify that I do not have any obligations with my former employers which would be in contradiction with the present undertaking or that would reasonably be expected to limit my ability to perform my duties for the Company;

2) I undertake, during the period of my employment with the Company and at any time thereafter not to disclose to anybody nor use for my personal benefit any confidential information on the business activities or any other business of the Company, its agents, representatives, its customers or its suppliers, unless I am authorized to do so by an officer of the Company. I understand that the expression “confidential information” means information concerning the Company and which is not known by the public, and includes all information related to strategies, plans, financial information, production, marketing, know how, processes, formulas, researches or developments and names of or lists of employees, customers and suppliers, in whatever form (whether oral, written, machine readable or otherwise), and information received by the Company from any third person to whom the Company owes a duty of confidence;

3) I acknowledge that all files, industrial designs, specifications, notes and documents in any format whatsoever prepared by me during the term of my employment with the Company and all files, industrial designs, specifications, notes and documents in any format whatsoever prepared by others which may be in my possession or under my control are the exclusive property of the Company. In the event of the cessation of my employment with the Company, I undertake to immediately return to the Company all files, industrial designs, specifications, notes and documents in any format whatsoever which will then be in my possession or under my control, whether prepared by myself or by others, without making any copies thereof. I undertake to continue to keep confidential the information included in such files, industrial designs, specifications, notes and documents as well as any other confidential information covered by the present agreement concerning the business of the Company.

4) Furthermore and as the case may be, I hereby assign and transfer to the Company all my rights, title and interest in all intellectual property related directly or indirectly to the business of the Company that I may have created, developed, made or improved upon during the course of my employment with the Company. I hereby waive any moral rights that I may have in any copyright that I may create during the course of my employment with the Company. I also undertake to disclose without delay to the Company, any invention whether patentable or otherwise, discovery, improvement, process or work and to sign without delay, at the request of the Company, any document required to give effect to the foregoing without the expectation of additional compensation for doing so;

During my employment by the Company and thereafter, I undertake not to disclose (except to the officers of the Company and its duly authorized representatives) any trade secrets or information protected by intellectual property laws or otherwise relating to the business of the Company, or inventions or innovations owned by the Company, and I undertake not to allow anybody to disclose same.

When used in this agreement, the word “Company” designates Gildan Activewear Inc., its subsidiaries and affiliated companies as well as their successors and assigns.

ACCEPTANCE

By executing this agreement, I confirm that I have reviewed, that I understand and that I accept the terms and conditions of this agreement. I also acknowledge receipt of a copy of this undertaking.

Date

Name of Employee (please print)

Signature of Employee

Branch

Note to Human Resources Department: Please file this agreement in the personal file of the employee

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date: August 3, 2005